EXHIBIT 3.1.1

CERTIFICATE OF ELIMINATION

Chesapeake Energy Corporation (the “Corporation”), a corporation organized and existing under the Oklahoma General Corporation Act,

DOES HEREBY CERTIFY:

FIRST: That the Corporation has acquired 27,325 shares of its 4.125% Cumulative Convertible Preferred Stock, par value $.01 per share (the “Acquired Shares”).

SECOND: That the Board of Directors of the Corporation has adopted resolutions retiring the Acquired Shares.

THIRD: That the Certificate of Designation for the 4.125% Cumulative Convertible Preferred Stock (the “Certificate of Designation”) prohibits the reissuance of shares when so retired and, pursuant to the provisions of Section 1078 of the Oklahoma General Corporation Act, upon the date of the filing of this Certificate of Elimination, the Certificate of Designation shall be amended so as to reduce the number of authorized shares of the 4.125% Cumulative Convertible Preferred Stock by 27,325 shares, being the total number of the Acquired Shares retired by the Board of Directors. Accordingly, the number of authorized but undesignated shares of preferred stock of the Company shall be increased by 27,325 shares. The retired Acquired Shares have a par value of $.01 per share and an aggregate par value of $273.25.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its Treasurer and Senior Vice President-Human Resources, and attested to by its Secretary, this 27th day of September, 2005.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Martha A. Burger
Martha A. Burger
Treasurer & Senior Vice President
Human Resources

ATTEST:

/s/ Jennifer M. Grigsby
Jennifer M. Grigsby
Secretary